Exhibit 99.1

For Immediate Release

Radware Reports Results of Annual General Meeting

Tel Aviv, Israel, September 10, 2018 – Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced the results of its Annual General Meeting of Shareholders held on September 6, 2018, all of the items on the agenda to be voted upon were approved by the Company’s shareholders.

About Radware
Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower more than 12,500 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

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©2018 Radware Ltd. All rights reserved. The Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Safe Harbor Statement
This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

CONTACTS
Investor Relations:
Anat Earon-Heilborn
+972 723917548
ir@radware.com

Corporate Media Relations:
Deborah Szajngarten
(201) 785-3206
deborah.szajngarten@radware.com